Filed by Unilever International Holdings N.V.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Unilever N.V.

Commission File Number: 001-04547

Date: March 15, 2018

The following was posted on www.unilever.com on March 15, 2018:

Unilever PLC, 100 Victoria Embankment, London, EC4Y 0DY

Unilever N.V., Weena 455, 3013 AL Rotterdam

www.unilever.com

Frequently Asked Questions — Corporate structure simplification

The proposals

•                  Why are you moving to one legal entity?

•                  The move to one legal entity will give us greater flexibility to carry out strategic portfolio change, including through equity-settled acquisitions or demergers — although there are currently no plans for either. It also further strengthens our corporate governance through the reduction of complexity and an increase in transparency. We will have one class of shares with equal voting rights for all shareholders. All our businesses will be under one holding company.

•                  Why has New N.V. been chosen to be the sole parent company?

•                  At present, Unilever N.V. is larger - with 22% more ordinary shares than PLC. The volume of trade on the stock market in N.V. shares is higher than in PLC shares.

•                  Will there be any consequences for how much and where you pay tax?

•                  The act of simplifying the corporate structure into a single holding company will have no material impact on where Unilever pays tax as this is based on the location of its operations. We do not expect the effective tax rate of Unilever to change.

•                  Will earnings per share or dividends be impacted?

•                  No. The number of ordinary shares will be unaffected by the proposed simplification, we will continue to account in euros and we will declare dividends in euros, as we do now.

•                  Will any customers or suppliers or your environmental approach be affected by simplification of the corporate structure?

•                  We will remain as committed to the environment and sustainability as we are today. It is fundamental to our business. Our consumers, customers and suppliers will be unaffected by the new corporate structure.

What steps are you taking to put this in place?

•                  What approvals from shareholders does this require? Will any preference shares have a vote?

•                  The simplification will be achieved through a combined process involving, for PLC, a scheme of arrangement and, for N.V., a Dutch statutory merger.

•                  The UK Scheme is a statutory procedure under the UK Companies Act between PLC and its shareholders. Pursuant to the UK Scheme, PLC will become a wholly owned subsidiary of New N.V..

•                  The Dutch merger is a Dutch statutory triangular merger of N.V., New N.V. and New BV Sub (a 100% subsidiary of New N.V.). As a result of the Dutch merger, N.V. will cease to exist, and New BV Sub will continue as the surviving company.

•                  One new ordinary shares in New N.V. will be issued for each N.V. ordinary share and for each PLC ordinary share.

•                  Completion is subject to certain conditions, including the approval of both N.V. and PLC shareholders:

•                  For PLC: implementation will require a majority of 75% by value from a shareholder turnout (% of shareholders present and voting) of greater than 50%.

•                  For N.V.: implementation will require a majority of >50%, from a shareholder turnout of at least 50%, or, in the unlikely event of a shareholder turnout of less than 50%, a two thirds majority will be required.

•                  We have already acquired 99% of the preference shares and are in the process of acquiring the remaining preference shares. We will not be voting the preference shares at the shareholder meeting to approve the simplification.

•                  When do you expect to hold the shareholder meetings and complete the simplification of the corporate structure?

•                  Proposals are expected to be placed before shareholders around the end of Q3. Implementation is anticipated to take place towards the end of the year.

•                  Will the index weighting be affected?

•                  On completion, New N.V. will be the holding company and should qualify for the major euro and pan-European indices as it does at present, but with a higher weighting. Following simplification, Unilever may be designated under only one index nationality by the index providers. We will commence discussions with the index providers on their application of the index rules now that we have announced our proposals.

What are the implications for PLC shareholders?

•                  Do PLC shareholders need to take any action?

•                  You do not need to take any action at this stage. We will be publishing details of the proposals in a circular to shareholders, which is expected to be issued in the third quarter of this year. That will contain a notice of meeting for shareholders. You will be invited to vote on the proposals at a shareholder meeting expected to take place a number of weeks later.

•                  How will dividends be impacted?

•                  Following completion, dividends will continue to be declared in euros. We shall pay dividends in GBP, with an option to receive euros, for those who hold in CREST; and in US$ for holders in US form, respectively.

•                  Our policy of seeking to pay a growing, attractive and sustainable dividend will continue.

•                  For a temporary period following simplification until the Dutch government have implemented the removal of Dutch Dividend Withholding Tax on dividend payments, with effect from 1 January 2020, an alternative means of receiving distributions will be available which is not subject to Dutch Dividend Withholding Tax and which is not expected to change the tax treatment of distributions for UK and US tax resident shareholders.

•                  What are the tax implications for Unilever PLC shareholders when they receive New N.V. shares?

•                  No tax is expected to arise for PLC shareholders resident in the Netherlands, UK or US on exchange of their PLC shares for New N.V. shares.

•                 What will happen to my PLC share certificates? Will they still be valid?

•                  We will be providing more details with the formal documentation. Your shareholding is likely to be represented in a different form through a new CREST facility.

•                 What will happen to my shares that are held with my nominees or brokers?

•                  Where your broker / nominee holds shares on your behalf in CREST, our registrar will provide holdings of CREST Depositary Interests. You will not need to do anything. They will be credited to your broker / nominee account.

•                 Will you maintain the ADR or New York Registered Shares on completion?

•                  We will be providing more details with the formal documentation.

•                  We will provide a form of holding that is convenient for US holders, but will decide which of the ADR or the New York Registered Shares will be maintained over the next few months.

•                 Will I be able to transfer New Unilever N.V. shares from Euroclear Nederland to CREST and vice versa?

•                  Yes. These are alternative forms of holding shares electronically. Shareholders will be able to transfer their interests in New N.V. shares between Euroclear Nederland (in the form of electronic shares) and CREST (in the form of CREST Depositary Interests) after completion of the transaction.

•                  Will you be offering a share dealing facility for retail holders?

•                  We have no current plans to offer a share dealing facility for all retail shareholders.

•                  We are providing CREST depository interests for former PLC holders, which will enable them to deal in New N.V. shares through the London Stock Exchange in GBP. There will be no UK transfer duty on purchases of CREST Depositary Interests.

What are the implications for N.V. shareholders?

•                  Do N.V. shareholders need to take any action?

•                  You do not need to take any action at this stage.  We will be publishing details of the proposals in a circular to shareholders, which is expected to be issued in the third quarter of this year.  That will contain a notice of meeting for shareholders.  You will be invited to vote on the proposals at a meeting expected to take place a number of weeks later.

•                  How will dividends be impacted?

•                  Following completion, dividends will continue to be declared and paid in euros. We shall pay dividends in GBP, with an option to receive euros for those PLC shareholders that wish to do so and in US$ for holders in US form, respectively.

•                  Our policy of seeking to pay a growing, attractive and sustainable dividend will continue.

•                  For a temporary period following simplification until the Dutch government has abolished Dutch Dividend Withholding Tax, with effect from 1 January 2020, an alternative means of receiving distributions will be available which is not subject to Dutch Dividend Withholding Tax and which is not expected to change the tax treatment of distributions for UK or US tax resident shareholders.

•                  What are the tax implications for Unilever N.V. shareholders when they receive New N.V. shares?

•                  No tax is expected to arise for N.V. shareholders resident in the Netherlands, UK or US on exchange of their N.V. shares for New N.V. shares.

•                 What will happen to my shares that are held as depositary receipts?

•                  We will be providing more details with the formal documentation.

•                  If, as intended, the depositary receipt structure is cancelled, your depositary receipt will be cancelled, and you will receive a New N.V. share in return on completion of simplification.

•                  You will not need to take any action and will continue to receive statements of your ownership as previously from your intermediary.

•                 Will you maintain the ADR or New York Registered Shares on completion?

•                  We will be providing more details with the formal documentation.

•                  We will provide a form of holding that is convenient for US holders, but will decide which of the ADR or the New York Registered Shares will be maintained over the next few months.

•                  Will you be offering a share dealing facility for retail holders?

•                  No. There is minimal effective change for N.V. shareholders.

Safe Harbour

Where relevant, these actions are subject to the appropriate consultations and approvals.

This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aims’, ‘expects’, anticipates’, ‘intends’, ‘seeks’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the “Group” or “Unilever”). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the effect of climate change on Unilever’s business; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017.

Important Information

This document is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the “Securities Act”), or an exemption therefrom.

In connection with the reorganisation of Unilever PLC and Unilever N.V. and their respective group companies (the “Simplification”) under a new holding company (“New N.V.”), New N.V. intends to file a registration statement on Form F-4, which will include a prospectus with respect to its merger with Unilever N.V. (the “Proposed Merger”) and the Simplification. The final prospectus will be delivered to the security holders of Unilever N.V..

New N.V. also expects to issue ordinary shares to security holders of Unilever PLC pursuant to a UK scheme of arrangement (the “Proposed Scheme”) in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) for which it will not file a registration statement. Unilever PLC intends to send or otherwise disseminate a scheme circular and other relevant documents relating to the Proposed Scheme and Simplification to security holders of Unilever PLC.

The release, publication or distribution of this document in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this document is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER N.V. ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED MERGER AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED MERGER AND THE SIMPLIFICATION.

SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER PLC ARE ADVISED TO READ THE SCHEME CIRCULAR AND OTHER RELEVANT DOCUMENTS REGARDING THE PROPOSED SCHEME AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED SCHEME AND THE SIMPLIFICATION.

Shareholders and security holders will be able to obtain free copies of the prospectus, as well as other filings containing information about New N.V., Unilever PLC and Unilever N.V., without charge, at the SEC’s website at http://www.sec.gov. Shareholders will also be able to obtain these documents, without charge, from Unilever’s website at http://www.unilever.com.

This document does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, New N.V. may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

This document does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended. Any purchase of securities of New N.V. should only be made on the basis of information that will be contained in the prospectus to be issued in due course in connection with the proposed admission of New N.V.’s ordinary shares to (i) listing and trading on Euronext in Amsterdam (ii) the Official List of the United Kingdom Listing Authority and (iii) trading on the Main Market of the London Stock Exchange (the “EU Prospectus”), and to be approved by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and passported to the United Kingdom, and any supplement or amendment thereto. The EU Prospectus will contain detailed information about the Company and its management, as well as financial statements and other financial data. The EU Prospectus, when published, will be available at http://www.unilever.com at no cost. It may be unlawful to distribute these materials in certain jurisdictions.

Deutsche Bank AG (“Deutsche Bank”) is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany’s Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. UBS Limited (“UBS”) is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom.  Deutsche Bank and UBS are acting exclusively for Unilever and no one else in connection with the matters referred to in this document. In connection with such matters, Deutsche Bank, UBS, each of their affiliates, subsidiaries or branches and each of them or their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this document or any other matter referred to herein.